DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

~~File No. 82-5133~~
82-34646

January 18, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Data Perú S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information: English summaries preceding original Spanish versions of the following documents:

1. Two letters to the CONASEV dated December 26, 2001 and January 2, 2002 relating Essential Facts.

2. Free translation of the Financial Statements ended December 31, 2000.

dw 5/9

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary for Telefónica Data Perú S.A.A.

–Letter to the CONASEV dated December 26, 2001:

The General Shareholders approved the capital stock resulting from the reorganization process and from the adjustments of the application of the exchange rate and treatment of fractional shares.

–Letter to the CONASEV dated January 2, 2002:

Telefónica Services Internet del Peru S.A.C. merged with its parent company, Telefónica Data Perú S.A.A., and has ceased to exist as a legal entity.

Telefónica

GGR-135-A-421-2001
Lima, 26 de diciembre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA DE
EMPRESAS Y VALORES -CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en la fecha la Junta General de Accionistas de **Telefónica Data Perú S.A.A.**, reunida en primera convocatoria, aprobó el capital social resultante de la operación de reorganización múltiple como consecuencia del ejercicio del derecho de separación y de ajustes producidos por la aplicación de la relación de canje y el tratamiento a fracciones, así como la correspondiente modificación al Estatuto Social.

Como consecuencia de ello, el capital social de **Telefónica Data Perú S.A.A.** es de S/. 25 518 993,00 (Veinticinco millones quinientos dieciocho mil novecientos noventa y tres y 00/100 nuevos soles) representado por 25 518 993 acciones nominativas de S/. 1,00 cada una, íntegramente suscritas y pagadas.

Sin otro particular, quedamos de ustedes.

Atentamente,

Víctor Carlos Schwartzmann Larco
Representante
Telefónica Data Perú S.A.A.

Telefónica

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 ENE -2 16:38

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-426-2002
Lima, 2 de enero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES –CONASEV-
Presente.-

Ref.- HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo establecido en el artículo 28° de la Ley de Mercado de Valores, el Reglamento de Hechos de Importancia e Información Reservada y la Resolución Conasev N° 722-97-EF/94.10, **TELEFÓNICA DATA PERÚ S.A.A** cumple con poner en su conocimiento que como consecuencia de la fusión simple por absorción acordada por su Junta General de Accionistas el 5 de noviembre de 2001, el 31 de diciembre pasado se extinguió la personalidad jurídica de su filial Telefónica Servicios Internet del Perú S.A.C., cuyos derechos, obligaciones y relaciones jurídicas fueron asumidos a título universal y en bloque por la Sociedad en virtud de dicha operación societaria.

Sin otro particular, quedamos de ustedes.

Atentamente,

Víctor Carlos Schwartzmann Larco
Representante

TELEFONICA DATA PERU S.A.A.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2000
(in *nuevos soles*)

ASSETS

		31-Dec-00
Current Assets		
Banks		906
	Total current assets	906
	Total assets	906

LIABILITIES AND NET ASSETS

		31-Dec-00
Net Assets		
Capital Stock		1000
Results of the fiscal year		(94)
	Total net assets	906
	Total liabilities and net assets	906

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

The notes to the financial statements are an important part of the Balance Sheets.

TELEFONICA DATA PERU S.A.A.
STATEMENT OF GAINS AND LOSSES
FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2000
(in *nuevos soles*)

	31-Dec-00
Fiscal expenses	(94)
Net loss	(94)

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

The notes to the financial statements are an important part of the Balance Sheets.

TELEFONICA DATA PERU S.A.A.
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2000
(in *nuevos soles*)

	Capital Stock	Accumulated Results	Total
Balance to November 17, 2000	1000	-	1000
Net loss	-	(94)	(94)
Balance to December 31, 2000	1000	(94)	906

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

The notes to the financial statements are an important part of the Balance Sheets.

TELEFONICA DATA PERU S.A.A.
STATEMENT OF CASH FLOW
FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2000
(in *nuevos soles*)

		31-Dec-00
OPERATING ACTIVITIES		
Client charges		0
Less:		
Payments to suppliers, workers and third parties		0
Other payments		(94)
	Cash used for operating activities	(94)
INVESTMENT ACTIVITIES		
Purchases of equipment and furniture		0
Purchases of other assets		0
	Cash used for investment activities	0
FINANCIAL ACTIVITIES		
Shareholders' contribution		0
	Cash proceeds from financial activities	0
CASH DECREASE		(94)
CASH BALANCE AT THE BEGINNING OF THE PERIOD		1000
CASH BALANCE AT THE END OF THE PERIOD		906
RECONCILIATION OF NET LOSS AND CASH USED FOR OPERATING ACTIVITIES		
Net loss		(94)
CASH FLOW USED FOR OPERATING ACTIVITIES		(94)

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

The notes to the financial statements are an important part of the Balance Sheets.

TELEFONICA DATA PERU S.A.A.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

1. ECONOMIC ACTIVITIES

Telefonica Data Peru S.A.A., formerly Telefonica Data Peru Holding S.A.A., was incorporated by means of a public document dated November 17, 2000.

The capital stock of the company is represented by 1,000 Class B shares, fully paid and subscribed, par value of S/.1.00 per share, of which 999 shares belong to Telefonica del Peru S.A.A. and 1 share belongs to Telefonica Soluciones Globales Holding S.A.C.

Telefonica Data Peru S.A.A. is a company dedicated to providing general telecomunication services, local, long distance, national and international services, internet access and other national and international network services, as well as any other services linked to the exchange and transmission of data by package and multimedia services, among others.

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

TELEFONICA DATA PERU S.A.A.
MANAGEMENT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2000

The company has not had any commercial transactions during this period.

Julio Voysest Flores	Victor C. Schwartzmann Larco
Accounting Manager	General Secretary
CPC 10260	TELEFONICA DEL PERU S.A.A.

TELEFÓNICA DATA PERU SAA
BALANCE GENERAL
AL 31 DE DICIEMBRE DE 2000

(Expresado en nuevos soles)

A C T I V O

	31-Dic-00
ACTIVO CORRIENTE	
Bancos	906
Total activo corriente	906
Total activo	906

PASIVO Y PATRIMONIO

	31-Dic-00
PATRIMONIO NETO	
Capital social	1 000
Resultados del ejercicio	(94)
Total patrimonio neto	906
Total pasivo y patrimonio	906

JULIO NOYOLA FLORES
Gerente de Contabilidad
CPC 10260

VÍCTOR C. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERU S.A.A.

La nota a los Estados Financieros adjunta es parte integrante del Balance General.

TELEFÓNICA DATA PERÚ SAA

ESTADO DE GANANCIAS Y PÉRDIDAS

POR EL PERIODO DE DOS MESES TERMINADO EL 31 DE DICIEMBRE DE 2000

(Expresado en nuevos soles)

	31-Dic-00
Gastos financieros	(94)
PÉRDIDA NETA	(94)

JULIO VOYSEST FLORES
Gerente de Contabilidad
CPC 10260

VÍCTOR C. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERÚ S.A.A.

La nota a los Estados Financieros adjunta es parte integrante de este estado.

TELEFÓNICA DATA PERÚ SAA

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO

AL 31 DE DICIEMBRE DE 2000

(Expresado en nuevos soles)

	CAPITAL SOCIAL	RESULTADOS ACUMULADOS	TOTAL
SALDOS AL 17 DE NOVIEMBRE DE 2000	1 000	-	1 000
Pérdida neta	-	(94)	(94)
SALDOS AL 31 DE DICIEMBRE DE 2000	1 000	(94)	906

JULIO VOTRUBA? FLORES
Gerente de Contabilidad
CPC 10260

VÍCTOR C. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERÚ S.A.A.

La nota a los Estados Financieros adjunta es parte integrante del Balance General.

TELEFÓNICA DATA PERÚ S.A.A.

ESTADO DE FLUJOS DE EFECTIVO

POR EL PERIODO DE DOS MESES TERMINADO EL 31 DE DICIEMBRE DE 2000

(Expresado en nuevos soles)

	31-Dic-00
ACTIVIDADES DE OPERACIÓN :	
Cobranzas a clientes	0
Menos:	
Pago a proveedores, trabajadores y terceros	0
Otros pagos	(94)
Efectivo utilizado en las actividades de operación	(94)
ACTIVIDADES DE INVERSIÓN :	
Compras de equipos y muebles	0
Compras de otros activos	0
Efectivo utilizado en las actividades de inversión	0
ACTIVIDADES DE FINANCIAMIENTO :	
Aporte de Accionistas	0
Efectivo proveniente de las actividades de financiamiento	0
DISMINUCION DE EFECTIVO	(94)
SALDO DE EFECTIVO AL INICIAR EL PERIODO	1 000
SALDO DE EFECTIVO AL FINALIZAR EL PERIODO	906

JULIO [illegible] FLORES
Gerente de Contabilidad
CPC 10260

VICTOR C. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERU S.A.A.

TELEFÓNICA DATA PERÚ S.A.A.

ESTADO DE FLUJOS DE EFECTIVO

POR EL PERIODO DE DOS MESES TERMINADO EL 31 DE DICIEMBRE DE 2000

(Expresado en nuevos soles)

	31-Dic-00
CONCILIACIÓN DE LA PERDIDA NETA CON EL EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE OPERACIÓN	
Perdida neta	(94)
EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE OPERACIÓN	(94)

JULIO VOYSEST FLORES
Gerente de Contabilidad
CPC 10260

VÍCTOR G. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERÚ S.A.A.

La nota a los Estados Financieros adjunta es parte integrante del Balance General.

TELEFONICA DATA PERU S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS

AL 31 DE DICIEMBRE DE 2000

1. ACTIVIDAD ECONOMICA

Telefónica Data Perú S.A.A., antes denominada Telefónica Data Perú Holding S.A.A., fue constituída mediante escritura pública de fecha 17 de noviembre de 2000.

El capital social de la empresa está representado por 1,000 acciones clase B Integramente suscritas y pagadas cuyo valor nominal es de S/. 1.00 cada una, de las cuales 999 acciones corresponden a Telefónica del Perú S.A.A. y 1 acción a Telefónica Soluciones Globales Holding S.A.C.

Telefónica Data Perú S.A.A. es una empresa dedicada a prestar servicios públicos de telecomunicaciones en general. servicios de portador local y portador de larga distancia nacional o internacional; acceso a redes Internet y a otras redes nacionales e internacionales, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquete y servicios multimedia; entre otros.

JULIO VOYSEST FLORES
Gerente de Contabilidad
CPC 10260

VÍCTOR C. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERÚ S.A.A.

TELEFONICA DATA PERU S.A.A.

INFORME DE GERENCIA

AL 31 DE DICIEMBRE DE 2000

La compañía no ha realizado operaciones comerciales en este periodo.

JULIO VOYSEST FLORES
Gerente de Contabilidad
CPC 10260

VÍCTOR C. SCHWARTZMANN LARCO
Secretario General
TELEFÓNICA DEL PERÚ S.A.A.